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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66792

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Frontier Solutions LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3307 Church Road, Suite 220
(No. and Street)

Richmond	VA	23233
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deborah H Terry	(678) 908-8408	dterry@frontiersolutionsllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
(Name – if individual, state last, first, and middle name)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/2003	80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Deborh H Terry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Frontier Solutions LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]
Notary Public

BECKY SELBY NOTARY PUBLIC CHEROKEE COUNTY, GEORGIA MY COMMISSION EXPIRES NOVEMBER 13, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Frontier Solutions, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

Financial Report

December 31, 2023
With Report of Independent Registered Public Accounting Firm

SEC ID 8-66972

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
of Frontier Solutions, LLC
Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontier Solutions, LLC (the "Company") as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Glen Allen, Virginia
February 19, 2024


FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Financial Condition
December 31, 2023


ASSETS

Cash	$	641,997
Placement fees receivable		466,154
Other receivables		5,086
Due from related party		18,541
Prepaid expenses and other assets, net		77,512
TOTAL CURRENT ASSETS		1,209,290
TOTAL ASSETS	$	1,209,290

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	556,430
TOTAL LIABILITIES		556,430
TOTAL MEMBER'S EQUITY		652,860
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,209,290

See notes to financial statements

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Notes to Financial Statements
December 31, 2023

Note 1 - Nature of Business

Frontier Solutions, LLC (the "Company") was organized on May 3, 2005 and is engaged in the business of providing marketing and distribution services for the investment programs of Aspen Partners, Ltd. (the "Parent"). The Company is a wholly owned subsidiary of Aspen Partners, Ltd. and was incorporated in the State of Georgia on May 3, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides registration and compliance services for registered representatives engaged in third-party marketing as independent contractors to private investment funds. As the Company does no retail business it has no clearing firm and clears no trades.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial instruments
The carrying amounts of the Company's financial assets such as cash, receivables, prepaid expenses and other assets, and accounts payables and other accrued expenses approximate fair value due to the short-term maturities of these instruments.

Placement Fees and Other Receivables
Placement fees and other receivables from unaffiliated entities consist primarily of commissions to the Company. The amounts are unsecured and non-interest bearing. Individual balances are written off when they are determined to be uncollectible. During the year ended December 31, 2023, the Company did not have any bad debt expense.

The Company follows FASB Accounting Standards Update ("ASU") 2016-13 - Current Expected Losses to determine its allowance for credit losses on financial assets measured at amortized cost, which includes placement fees receivable. This guidance requires the use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses.

The Company has no historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimum credit risk, and therefore, no allowance was deemed necessary as of December 31, 2023.

Income Taxes

The Parent's stockholders have elected to have Parent treated as a subchapter S corporation for income tax purposes. As a result, all items of the Parent's income, loss, deduction, and credit are passed through to, and taken into account by the Parent's stockholders.

Under existing law, the Company is not treated as a taxable entity. Rather, the Parent as the 100% owner of the Company, includes all items of the Company's income, loss, deduction, and credit in its income tax return, and such items flow through to the Parent's stockholders.

Income Tax Uncertainties: The Company follows the Financial Accounting Standard Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Revenue Recognition

Placement fee income: The Company provides marketing and consulting services to customers which includes solicitation of investors for customers that desire to raise capital through fund commitments. The Company recognizes revenue at the point in time that performance under the arrangement is completed, which in certain cases is the placement and acceptance of the investor by the customer or the closing date of the capital raise. The Company also earns fees that vary based on the specific performance measures as defined by the contract. These fees are recognized once the specific performance measures are known and calculated, and it is probable that a significant reversal will not occur. These performance-based fees are considered variable consideration as the uncertainty is dependent on the market value of the assets (or net asset value) at future points in time which are highly susceptible to factors outside of the Company's control. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no contract assets or liabilities at January 1, 2023 or December 31, 2023. Placement fees receivable arising from contracts with customers were $263,838 and $466,154 at January 1, 2023 and December 31, 2023, respectively.

Capitalization of Software Development Costs

Research and development costs are charged to expense as incurred. However, the costs incurred for the purchase and development of computer software used for the Company's Compliance Suite Portal are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Capitalized costs include the purchase price and any internal direct labor associated with the software development. Amortization of capitalized software development costs begins when the product is available for use. Amortization is computed as the straight-line method over the estimated economic life of the product of 3 years. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately. As of December 31, 2023, capitalized software development costs were $92,708 with associated accumulated amortization of $30,769 and are presented in prepaid expenses and other assets in the accompanying statement of financial condition.

Subsequent Events

The Company has evaluated subsequent events through February 19, 2024, the date the financial statements were issued and has determined there are no subsequent events to be reported in the accompanying financial statements.

Note 3 - Regulatory Requirements

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to providing registration and compliance services to registered representatives engaged in private placements for private investment funds and it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry Proprietary Accounts of Broker -Dealers (as defined in Rule 15c3-3).

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6.667% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $516,609 which was $479,514 in excess of the minimum net capital requirements of $37,095. The Company's ratio of aggregate indebtedness to net capital was 1.08 to 1.

Note 4 - Related Party Transactions

The Company has a revenue sharing agreement with its Parent under which the Parent may transfer, on a monthly basis, up to 50% of its gross revenues generated from management fees, performance-based fees, and administrative fees of all investment products for which registered representatives of the Company are paid a commission. During the year ended December 31, 2023, the Company did not pay commissions to the registered representatives associated with the Parent's investment products; therefore, no revenues were allocated to the Company.

During the year ended December 31, 2023, the Company had an expense sharing agreement with its Parent. The expense sharing agreement details certain expenses which may be assumed by its Parent, which are related to the Company's business as a broker-dealer. As of December 31, 2023, the Parent paid expenses on behalf of the Company in the approximate amount of $883,000 which is included in the statement of income of the Company for the year ended December 31, 2023. At December 31, 2023, the Company had $18,541 due from the Parent for overpayment of expenses under the agreement which is presented in due from related party on the accompanying statement of financial condition.

The Company has determined that the expense sharing agreement with its Parent does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

Note 5 - Commitment and Contingencies

Concentrations and Off Statement of Financial Condition Risk
The Company deposits its cash with financial institutions. Periodically such balances may exceed applicable FDIC insurance limits of $250,000.

Customer Concentrations
The Company had one major independent representative which comprised approximately 41% of the Company's revenues for the year ended December 31, 2023. Four customers comprised 61% of the Company's placement fees receivable as of December 31, 2023.

Note 6 – Basis of Presentation – Computation of Net Capital

FOCUS Report Reconciliation
Pursuant to the net capital provisions of Rule 15c3-1(c)(2)(iv)(C)/09 of the Securities and Exchange Act of 1934, the Company had audit adjustments that were reported on the amended FOCUS Report filed with FINRA for December 31, 2023.

The adjustment includes an increase of $107,158 in allowable assets and placement fee revenue and a corresponding increase in aggregate indebtedness related to commissions payable of $60,775. The Company's liability for the commission payable is limited solely to the proceeds of the placement fees receivable.

Note 7 – Warrants

As of December 31, 2023, the Company owned five warrants in four privately held companies. The warrants were received as part of private placement transactions concluded in 2020, 2021 and 2022. The Company utilizes the market approach to value the investments and considers such factors as liquidity and marketability in determining fair value. The Company determined the value of these warrants to be immaterial at the date of the award or at December 31, 2023.

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member
Frontier Solutions, LLC
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Frontier Solutions, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to earning placement fees on private placement transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Frontier Solutions, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Glen Allen, Virginia
February 19, 2024

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com



Frontier Solutions, LLC
3307 Church Road
Richmond, VA 23233

Phone: (804) 918-2368
Frontiersolutionsllc.com

FRONTIER SOLUTIONS

Frontier Solution's Exemption Report

Frontier Solutions, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4).

The Company's activities are focused on providing registration and compliance services to registered representatives engaged in private placement for private funds.

To the best of its knowledge and belief, the Company states the following for the year ended December 31, 2023:

(1) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

(2) The Company did not carry accounts of or for customers.

(3) The Company did not carry Proprietary Accounts of Broker-Dealers (as defined by Rule 15c3-3).

The Company had no obligation under Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Deborah Terry, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Deborah N Terry

Deborah Terry
Chief Financial Officer
February 19, 2024